

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Michael A. Bender
Chief Financial Officer
Spirit Finance Corporation
14631 North Scottsdale Road, Suite 200
Scottsdale, AZ 85254

> **Re:** **Spirit Finance Corporation**
> **Amendment No. 4 to Form S-11**
> **Filed May 8, 2012**
> **File No. 333-177904**

Dear Mr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes and Management's Assumptions To Pro Forma Condensed Consolidated Financial Statements

Note 1E, page F-7

1.   We note that your disclosure related to the consent fees and other third-party expenses associated with securing certain lenders' consents has been modified from your previous disclosure. Please help us to better understand these changes by telling us your basis for the intended accounting treatment of the expected $10.2 million of consent fees as well as the expected $3.6 million in third-party expenses. Also, describe the nature of the fees in more detail; clarify under which debt agreements you are required to pay these fees. In your response, please explain why the $10.2 million of consent fees are capitalized as debt discount to be amortized over the remaining term of your existing $1.9 billion of mortgages and notes payable while the amounts paid to third parties will be expensed.

Additionally, tell us what consideration you gave to including an adjustment for the consent fees in your pro forma statement of operations. Cite the guidance upon which you relied related to your accounting for the consent fees and the related third-party fees as well as your pro forma presentation.

Historical Financial Statements of Spirit Finance Corporation and Subsidiaries

2.   You disclose that Redford granted an aggregate of $8 million of its restricted non-incentive units to certain executives. You also disclose that, prior to the completion of this offering, you expect that each of your executives who received these units will agree to cancel those units, and you will grant each of them shares of restricted common stock of your company. Please additionally tell us the following:

- How you will account for this cancellation and issuance;

- Any estimated difference in the fair value of the Redford units and your units;

- The basis for your expectation that this cancellation and issuance of restricted units will occur; and

- More detail regarding the valuation methods used to determine the fair value of the units, including the significant assumptions.

Financial Statements of Specialty Retail Shops Holding Corp. and Subsidiaries

Independent Auditors' Report, page F-67

3.   Please revise to include an opinion from the independent auditors of Specialty Retail Shops Holding Corp. and Subsidiaries which indicates the city and state of the firm's office which issued the independent auditors' report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Julian T.H. Kleindorfer, Esq.
        Via E-mail